UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 12 June 2020

Stéphane Richard renews his leadership team to accelerate Orange’s post-crisis Engage2025 strategy

Orange is restructuring its organisation by adapting its Executive Committee to exit the health crisis in the best conditions. Stéphane Richard’s new team will accelerate the implementation of the Group’s strategic plan.

The following changes are planned from 1 September:

•   Ramon Fernandez, Delegate CEO, becomes Executive Director Finance, Performance and Development; in the context of the global economic crisis, he will be responsible for preserving the Group’s financial position while overseeing flagship projects to take Orange into the future.

•   Gervais Pellissier, Delegate CEO, becomes Executive Director Human Resources and Group Transformation; his key responsibilities include defining "the company of tomorrow" and tackling the skills challenge.

•   Mari-Noëlle Jégo-Laveissière, Deputy CEO, will oversee Orange’s operational activities in Europe (outside France) focused in particular on the roll out of 5G and fibre.

•   Michaël Trabbia will join the Executive Committee to in the role of Chief Technology and Innovation Officer for the Group, overseeing the Technology & Global Innovation division. His role will be to seize the opportunities presented by upcoming technologies such as AI, data and 5G and to set-up the Group as a major player in the new innovation ecosystem. A new CEO for Orange Belgium will be appointed by the end of June.

•   Béatrice Mandine will have an expanded role as Executive Director Communications, Engagement and Brand. One of her key priorities will be to accelerate the brand strategy and oversee the Orange purpose.

•   Elisabeth Tchoungui will become the new Executive Director CSR, Diversity and Philanthropy. In particular, she will oversee Orange’s Social Responsibility policy in line with the objectives of the Engage2025 strategic plan. She will also take on the role of Deputy Chair for the Orange Foundation.

The following Executive Committee responsibilities remain unchanged:

•   Fabienne Dulac, Deputy CEO of Orange and CEO of Orange France;

•   Paul de Leusse, Deputy CEO in charge of mobile financial services and Chief Executive Officer of Orange Bank;

•   Jérôme Barré, CEO of Orange Wholesale & International Networks (WIN);

•   Hugues Foulon, Executive Director of Strategy and Cyberdefense activities;

•   Nicolas Guérin, Secretary General for the Group;

•   Alioune Ndiaye, CEO Orange Middle East & Africa (OMEA);

•   Helmut Reisinger, CEO Orange Business Services (OBS).

In addition, Jean-François Fallacher, current CEO of Orange Poland, will become CEO of Orange Spain, and associate member of the Executive Committee. A new CEO of Orange Poland will be appointed by the end of June.

Finally, in addition to his current role as Deputy Financial Director, Jérémie Dutray will take on the additional responsibility for transforming the mobile infrastructure operational model, as announced in the Engage2025 strategic plan.

Stéphane Richard said: "The global health crisis, which is also becoming a major economic crisis, has demonstrated the Group’s solidarity. Our networks coped well with an unprecedented increase in traffic. We adapted in just a few days, thanks to everyone’s unfailing mobilisation. Our business performance will be impacted but we have preserved our financial position. Following years of careful management and selective investments, we have control over our future.

The months ahead include some uncertainties but also real opportunities, whether that means accelerating digital transformation, making further technological progress (5G, network function virtualisation, cloud, edge) or taking advantage of developments specific to our telecoms sector.

We are actively preparing to detect and where possible seize these opportunities. We need to accelerate and shorten our reaction and decision times so that we can confront with confidence the profound changes brought about by the global epidemic.

Our Engage2025 strategic plan remains as meaningful as ever, but in light of the crisis; we need to be more agile, flexible and dynamic in how we deliver. There are many challenges on the path ahead, which is why we will be putting in place a restructured team effective 1 September.

I’d like to take this opportunity to thank Laurent Paillassot for his valuable service as CEO of Orange Spain in making it the number two player and Valérie Le Boulanger for her hard work and efforts as HR Executive Director, especially during the health crisis. Both will pursue other opportunities outside the Group. I’m also extremely grateful to Christine Albanel, who is leaving office after 10 years at Orange. Her unmatched experience in public affairs, especially in the field of culture, and her sensitivity to social issues, have greatly contributed to the Group’s influence in France and around the world."

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 145,000 employees worldwide at 31 March 2020, including 85,000 employees in France. The Group has a total customer base of 253 million customers worldwide at 31 March 2020, including 208 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Jean-Bernard Orsoni; jeanbernard.orsoni@orange.com

Tom Wright; tom.wright@orange.com

ORANGE

Date: June 15, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations